To the Securities and Exchange Commission:

Arthur Andersen LLP has audited the consolidated financial statements of Edison International and its subsidiaries as of December 31, 2001, and for the year then ended, and has issued a report thereon dated March
25, 2002.

Edison International has received representations from Arthur Andersen LLP, in a letter dated March 25, 2002, that their audit was subject to their quality control system for the United States accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur
Andersen LLP to conduct the relevant portions of the audit.

EDISON INTERNATIONAL

By:

Kenneth S. Stewart
----------------------------
Kenneth S. Stewart
Assistant General Counsel

Date: March 28, 2002